SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 1, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 1, 2004 regarding raising of first quarter 2004 gross margin expectations.

Ericsson Press Releases

Ericsson will report first quarter gross margin higher than level achieved in fourth quarter

Date: Thursday, April 1 2004

Ericsson is raising first quarter 2004 gross margin expectations. Gross margins are estimated to improve above the level of 41.6% attained in the fourth quarter 2003.

The main reason for the improvement is better than anticipated benefits of cost of sales reduction activities.

The sales outlook for the first quarter remains unchanged. Sales are expected to show a sequential decrease due to seasonality but to show moderate growth year-over-year.

First quarter results will be announced 07.30 a.m. CET, on April 23, 2004.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044; E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, Market and External Communications

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: press.relations@ericsson.com

Åse Lindskog, Director, Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 1, 2004